UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Equinox Gold Corp.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

29446Y502
(CUSIP Number)

Mubadala Investment Company PJSC
Attention: Andre C. Namphy
P.O. Box 45005
Al Mamoura Building A
Intersection of Muroor Road and 15th Street
Abu Dhabi
United Arab Emirates
+971 2 413 0000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 3, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box □.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 29446Y502

1	NAME OF REPORTING PERSONS Mubadala Investment Company PJSC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	□
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Emirate of Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 44,761,905 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 44,761,905 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,761,905 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	□
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5% (1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO
(1) Includes 20,000,000 common shares of Equinox Gold Corp. (the “Issuer”) issuable upon the conversion of $130 million principal amount of the Issuer’s 4.75% convertible notes due 2025.
(2) Based on 453,489,047 of the Issuer’s common shares outstanding as of October 4, 2024, as reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission (“SEC”) on October 4, 2024, which includes  24,761,905 common shares issued upon conversion of $130 million principal amount of the Issuer’s 5.00% convertible notes due 2024.

SCHEDULE 13D
CUSIP No. 29446Y502

1	NAME OF REPORTING PERSONS Mamoura Diversified Global Holding PJSC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	□
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Emirate of Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 44,761,905 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 44,761,905 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,761,905 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	□
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5% (1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO
(1) Includes 20,000,000 common shares of the Issuer issuable upon the conversion of $130 million principal amount of the Issuer’s 4.75% convertible notes due 2025.
(2) Based on 453,489,047 of the Issuer’s common shares outstanding as of October 4, 2024, as reported in the Issuer’s prospectus supplement filed with the SEC on October 4, 2024, which includes 24,761,905 common shares issued upon conversion of $130 million principal amount of the Issuer’s 5.00% convertible notes due 2024.

SCHEDULE 13D
CUSIP No. 29446Y502

1	NAME OF REPORTING PERSONS MDC Industry Holding Company LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	□
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Emirate of Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,000,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,000,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	□
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2% (1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) OO
(1) Includes 20,000,000 common shares of the Issuer issuable upon the conversion of $130 million principal amount of the Issuer’s 4.75% convertible notes due 2025.
(2) Based on 453,489,047 of the Issuer’s common shares outstanding as of October 4, 2024, as reported in the Issuer’s prospectus supplement filed with the SEC on October 4, 2024, which includes 24,761,905 common shares issued upon conversion of $130 million principal amount of the Issuer’s 5.00% convertible notes due 2024.

SCHEDULE 13D
CUSIP No. 29446Y502

1	NAME OF REPORTING PERSONS Ninety Fourth Investment Company LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	□
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Emirate of Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,761,905
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,761,905
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,761,905
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	□
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO
(1) Based on 453,489,047 of the Issuer’s common shares outstanding as of October 4, 2024, as reported in the Issuer’s prospectus supplement filed with the SEC on October 4, 2024, which includes 24,761,905 common shares issued upon conversion of $130 million principal amount of the Issuer’s 5.00% convertible notes due 2024.

AMENDMENT NO. 1 TO SCHEDULE 13D

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed by Mubadala Investment Company PJSC, Mamoura Diversified Global Holding PJSC, and MDC Industry Holding Company LLC with the Securities and Exchange Commission (the “SEC”) on March 13, 2020 (the “Schedule 13D”).  This Amendment No. 1 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.  Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background
Item 2 of the Schedule 13D is hereby amended and restated as follows:

Each of the following persons is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(a) (f)	This Statement is being filed jointly by:

(i)   Mubadala Investment Company PJSC, a public joint stock company established under the laws of the Emirate of Abu Dhabi (“Mubadala”), which is the sole owner of Mamoura Diversified Global Holding PJSC;

(ii) Mamoura Diversified Global Holding PJSC, a public joint stock company established under the laws of the Emirate of Abu Dhabi (“Mamoura”), which, directly or indirectly, wholly owns MDC Industry Holding Company LLC and Ninety Fourth Investment Company LLC;

(iii) MDC Industry Holding Company LLC, a limited liability company established under the laws of the Emirate of Abu Dhabi (“MDC Industry Holding”); and

(iv) Ninety Fourth Investment Company LLC, a limited liability company established under the laws of the Emirate of Abu Dhabi (“Ninety Fourth Investment Company”).

(b)	The address of the principal office of each of the Reporting Persons is P.O. Box 45005, Al Mamoura Building A, Intersection of Muroor Road and 15th Street, Abu Dhabi, United Arab Emirates.

(c)
The principal business of Mubadala and Mamoura is as global investment companies with a mandate to generate sustainable financial returns to realize the Government of Abu Dhabi’s vision of a globally integrated and diversified economy. The principal business of MDC Industry Holding and Ninety Fourth Investment Company is investing in securities.  Information with respect to the directors and, if applicable, the officers of the Reporting Persons (collectively, the “Scheduled Persons”), including the name, business address, present principal occupation or employment and citizenship of each of the Scheduled Persons is listed on the attached Schedule A, which is incorporated herein by reference.

(d)	No Reporting Person nor any Scheduled Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	No Reporting Person nor any Scheduled Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

The information in Item 4 is incorporated herein by reference.

Item 4.	Purpose of Transaction
Item 4 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

Conversion of 5.00% Convertible Notes Due 2024

On October 3, 2024, MDC Industry Holding converted $130 million principal amount of the 5.00% convertible notes due 2024 (the “2019 Notes”) of Equinox Gold Corp. (the “Issuer”) into 24,761,905 common shares, no par value per share (“Common Shares”) of the Issuer at a conversion price of $5.25 per Common Share and directed that the Common Shares issued upon conversion be directed to the account of its affiliate Ninety Fourth Investment Company.

Bid Letter for Share Sale

Further, on October 3, 2024, Ninety Fourth Investment Company entered into a letter agreement (the “Bid Letter”) with BMO Nesbitt Burns Inc. (the “Underwriter”) and the Issuer pursuant to which Ninety Fourth Investment Company agreed to sell to the Underwriter (the “Share Sale”) the 24,761,905 Common Shares received pursuant to the conversion of the 2019 Notes (the “Offered Shares”) in connection with an underwritten public offering of such Offered Shares for a purchase price of $5.65 per Common Share (the “Offering Price”), less certain fees and expenses of the offering.

The foregoing description of the Bid Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Bid Letter Term Sheet, which is incorporated by reference as Exhibit 99.2 and is incorporated herein by reference.

Underwriting Agreement for Share Sale

In addition, on October 4, 2024, Ninety Fourth Investment Company, the Underwriter and the Issuer entered into an Underwriting Agreement pursuant to which Ninety Fourth Investment Company agreed to sell the Offered Shares to the Underwriter at the Offering Price, subject to the terms and conditions of the Underwriting Agreement.

Pursuant to the Underwriting Agreement, the Issuer has agreed that it will not directly or indirectly, issue any Common Shares or securities or other financial instruments convertible into or having the right to acquire Common Shares (other than pursuant to rights or obligations under securities or instruments outstanding) or enter into any agreement or arrangement under which the Issuer acquires or transfers to another, in whole or in part, any of the economic consequences of ownership of Common Shares, or agree to become bound to do so, or disclose to the public any intention to do so, for a period of 45 days following the closing date of the Share Sale without the prior written consent of the Underwriter, which consent will not be unreasonably withheld provided that, notwithstanding the foregoing, the Issuer may (i) grant options, share units or other securities pursuant to the Issuer’s stock option plan or other equity compensation plans made in accordance with the terms of such plans, and issue Common Shares upon the exercise of such options or vesting of such securities; or (ii) issue equity securities pursuant to the exercise or conversion, as the case may be, of any warrants, incentive securities or other convertible securities of the Issuer outstanding as of October 3, 2024.

Further, pursuant to the Underwriting Agreement, Ninety Fourth Investment Company agreed that, for a period of 45 days following the closing date of the Share Sale, it shall not and shall cause or direct its affiliates not to, directly or indirectly, without the prior written consent of the Underwriter, which consent will not be unreasonably withheld, (i) offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise dispose of any Common Shares held by the Ninety Fourth Investment Company as of the closing date of the Share Sale, or any options or warrants to purchase any Common Shares, or any securities convertible into, exchangeable for or that represent the right to receive Common Shares (such options, warrants or other securities, collectively, “Derivative Instruments”) in each case held by Ninety Fourth Investment Company as of the closing date of the Share Sale; (ii) engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition (whether by Ninety Fourth Investment Company or someone other than Ninety Fourth Investment Company), or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any Common Shares or Derivative Instruments held by Ninety Fourth Investment Company as of the closing date of the Share Sale, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of Common Shares or other securities, in cash or otherwise; or (iii) agree to or publicly announce any intention to do any of the foregoing things, provided that, the foregoing shall not apply to (a) pledges or security interests, provided that the pledgee or beneficiary of the security interest agrees in writing for the benefit of the Underwriter to be bound by restrictions set out in the Underwriting Agreement; (b) transfers pursuant to a bona fide third party take-over bid made to all shareholders of the Issuer, a plan of arrangement or amalgamation involving a change of control of the Issuer, or similar acquisition or business combination transaction provided that in the event that the take-over bid, plan of arrangement or amalgamation, or acquisition or business combination transaction is not completed, any Common Shares, as applicable, held by Ninety Fourth Investment Company remain subject to the restrictions contained in the Underwriting Agreement; (c) transfers made as bona fide gifts or charitable contributions, provided that any transferee agrees in writing to be bound by the same restrictions contained in the Underwriting Agreement; (d) transfers required by operation of law, (e) transfers to affiliates of Ninety Fourth Investment Company, provided that such affiliate agrees in writing to be bound by the same restrictions contained in the Underwriting Agreement; or (f) distributions to any corporation, partnership, limited partnership, limited liability company, governmental entity or other entity, in each case, that (1) controls, or is controlled by or is under common control with, Ninety Fourth Investment Company, or (2) is directly or indirectly wholly owned by the Government of the Emirate of Abu Dhabi; provided that any such corporation, partnership, limited partnership, limited liability company, governmental entity or other entity agrees in writing to be bound by the same restrictions contained in the Underwriting Agreement.
The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Underwriting Agreement, which is incorporated by reference as Exhibit 99.3 and is incorporated herein by reference.

The Share Sale is expected to close on or about October 9, 2024.  If the Share Sale closes, Ninety Fourth Investment Company expects to receive approximately $136,562,317 in net proceeds, reflecting the subtraction of certain agreed upon fees and expenses of the offering, as may be further adjusted for additional offering-related expenses.

Item 5.	Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on 453,489,047 of the Issuer’s Common Shares outstanding as of October 4, 2024, as reported in the Issuer’s prospectus supplement filed with the SEC on October 4, 2024, which includes 24,761,905 Common Shares issued upon conversion of the 2019 Notes (as described in Item 4 above).  MDC Industry Holding beneficially owns the 20,000,000 Common Shares issuable upon conversion of the $130 million principal amount of the Issuer’s 4.75% convertible notes due 2025 that it directly holds.  Ninety Fourth Investment Company directly holds and beneficially owns 24,761,905 Common Shares of the Issuer.  Mubadala and Mamoura directly or indirectly wholly own each of MDC Industry Holding and Ninety Fourth Investment Company, and therefore Mubadala and Mamoura may each be deemed to indirectly beneficially own the Common Shares beneficially owned by each of MDC Industry Holding and Ninety Fourth Investment Company.

(c) The information in Item 4 is incorporated herein by reference. Except as disclosed in this Schedule 13D, as amended, there have been no transactions by the Reporting Persons or the Scheduled Persons in the securities of the Issuer during the past sixty days.

(d) No person(s) other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Shares of the Issuer beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

The Information in Item 4 is incorporated herein by reference.

The Bid Letter Term Sheet is incorporated by reference as Exhibit 99.2 and is incorporated herein by reference.

The Underwriting Agreement is incorporated by reference as Exhibit 99.3 and is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit	Description

99.1	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons.

99.2 99.3
Bid Letter Term Sheet, dated October 3, 2024, by and among Ninety Fourth Investment Company LLC, BMO Nesbitt Burns Inc., and Equinox Gold Corp (incorporated by reference to Exhibit 99.2 to the Issuer’s Form 6-K, filed with the SEC on October 3, 2024).

Underwriting Agreement, dated October 4, 2024, by and among Ninety Fourth Investment Company LLC, BMO Nesbitt Burns Inc., and Equinox Gold Corp (incorporated by reference to Exhibit 99.1 to the Issuer’s Form 6-K, filed with the SEC on October 4, 2024).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 7, 2024

Mubadala Investment Company PJSC

By:	/s/ Andre Namphy
Name:	Andre Namphy
Title:	Authorized Signatory

Mamoura Diversified Global Holding PJSC

By:	/s/ Andre Namphy
Name:	Andre Namphy
Title:	Authorized Signatory

MDC Industry Holding Company LLC

By:	/s/ Andre Namphy
Name:	Andre Namphy
Title:	Authorized Signatory

Ninety Fourth Investment Company LLC

By:	/s/ Andre Namphy
Name:	Andre Namphy
Title:	Authorized Signatory

Schedule A

The name, present principal occupation or employment, business address and citizenship of each of the directors and, if applicable, the executive officers, of Mubadala Investment Company PJSC, Mamoura Diversified Global Holding PJSC, MDC Industry Holding Company LLC and Ninety Fourth Investment Company LLC are set forth below.

Mubadala Investment Company PJSC

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Directors

His Highness Sheikh Mansour bin Zayed Al Nahyan	Vice President, Deputy Prime Minister and Minister of the Presidential Court of the United Arab Emirates, Chairman	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE

His Highness Sheikh Theyab bin Mohamed Al Nahyan	Member	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE

His Excellency Khaldoon Khalifa Al Mubarak	Managing Director and Group Chief Executive Officer, Mubadala Investment Company	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE

His Excellency Dr. Sultan Ahmed Al Jaber	Minister of Industry and Advanced Technology, Member	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE

His Excellency Suhail Mohamed Faraj Al Mazrouei	Cabinet Member and Minister of Energy & Infrastructure	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE

His Excellency Saif Saeed Al Ghobash	Secretary-General of Abu Dhabi Executive Council, Member	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE
His Excellency Abdulhamid Mohammed Saeed	Member	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE

Executive Officers

His Excellency Khaldoon Khalifa Al Mubarak	Managing Director and Group Chief Executive Officer	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE

Waleed Al Mokarrab Al Muhairi	Deputy Group Chief Executive Officer	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE
Homaid Abdulla Al Shimmari	Deputy Group CEO, Chief Corporate & Human Capital Officer	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE

Carlos Antoine Obeid	Chief Financial Officer	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE
Samer Saleh Halawa	Chief Legal Officer	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE
Camilla Macapili Languille	Deputy Chief Executive Officer, Direct Investments	P.O. Box 45005, Abu Dhabi, United Arab Emirates	Canada
Luca Molinari	Deputy Chief Executive Officer, Direct Investments	P.O. Box 45005, Abu Dhabi, United Arab Emirates	Italy
Hani Ahmed Hussain Barhoush	Chief Executive Officer, Diversified Investments	P.O. Box 45005, Abu Dhabi, United Arab Emirates	United States
Dr. Bakheet Saeed Bakheet Salem Al Katheeri	Chief Executive Officer, UAE Investments	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE

Ahmed Saeed Al Calily	Chief Strategy and Risk Officer	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE
Saeed Mohamed Al Mazrouei	Managing Director and CEO, Abu Dhabi Investment Counsel	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE
Khaled Salem Al Shamlan	Chief Executive Officer, Real Estate & Infrastructure Investments	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE

Mamoura Diversified Global Holding PJSC

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Waleed Al Mokarrab Al Muhairi	Chairman	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE
Homaid Abdulla Al Shimmari	Deputy Group CEO, Chief Corporate & Human Capital Officer, Mubadala Investment Company	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE

Carlos Antoine Obeid	Chief Financial Officer, Mubadala Investment Company	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE
Samer Saleh Halawa	Chief Legal Officer, Mubadala Investment Company	P.O. Box 45005, Abu Dhabi, United Arab Emirates	Jordan

MDC Industry Holding Company LLC

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Danny Dweik	Director	P.O. Box 45005, Abu Dhabi, United Arab Emirates	Canada
Rajesh Gopalakrishnan	Chief Financial Officer, Direct Investments, Mubadala Investment Company	P.O. Box 45005, Abu Dhabi, United Arab Emirates	India

Andre Namphy	General Counsel, Direct Investments, Mubadala Investment Company	P.O. Box 45005, Abu Dhabi, United Arab Emirates	USA

Ninety Fourth Investment Company LLC

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Kofi Aduku	Executive Director, Treasury & Investor Relations, Mubadala Investment Company	P.O. Box 45005, Abu Dhabi, United Arab Emirates	United Kingdom

Muhammad Tashlim Baureck	Executive Director, Financial Governance & Reporting, Mubadala Investment Company	P.O. Box 45005, Abu Dhabi, United Arab Emirates	Mauritius

Emma Al Jahouri	General Counsel – Group Finance & Capital Markets, Mubadala Investment Company	P.O. Box 45005, Abu Dhabi, United Arab Emirates	United Kingdom

Exhibit 99.1
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including additional amendments thereto) with respect to the Common Shares, no par value per share, of Equinox Gold Corp. This Joint Filing Agreement shall be filed as an Exhibit to such Statement. The undersigned acknowledge that each shall be responsible for the timely filing of any amendments to such joint filing and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others.
This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.
EXECUTED as of this 7th day of October, 2024.

Mubadala Investment Company PJSC

By:	/s/ Andre Namphy
Name:	Andre Namphy
Title:	Authorized Signatory

Mamoura Diversified Global Holding PJSC

By:	/s/ Andre Namphy
Name:	Andre Namphy
Title:	Authorized Signatory

MDC Industry Holding Company LLC

By:	/s/ Andre Namphy
Name:	Andre Namphy
Title:	Authorized Signatory

Ninety Fourth Investment Company LLC

By:	/s/ Andre Namphy
Name:	Andre Namphy
Title:	Authorized Signatory